UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 1, 2026 titled “Arcos Dorados to Host 2026 Investor Day, Outlining Long-Term Growth Strategy and Financial Framework”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Roman Ajzen
	Name:	Roman Ajzen
	Title:	Chief Legal Officer

Date: October 1, 2026

Item 1

Arcos Dorados Holdings Inc. 2026 Investor Day

ARCOS DORADOS TO HOST 2026 INVESTOR DAY, OUTLINING LONG-TERM
GROWTH STRATEGY AND FINANCIAL FRAMEWORK

•	The Company’s long-term ambition is to deliver mid- to high-single digit annual growth in total revenue and high-single to low-double digit annual growth in Adjusted EBITDA.

•	From 2027 through 2030, the Company expects to open 550 to 600 restaurants and invest $1.3 to $1.5 billion through its capital expenditure program.

MONTEVIDEO, Uruguay, October 1, 2026 - Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, will host its 2026 Investor Day today. Executive Chairman Woods Staton, Chief Executive Officer Luis Raganato and other members of the senior management team will outline the Company’s long-term growth strategy and financial framework, including its expectations for total revenue and Adjusted EBITDA growth as well as restaurant openings and total capital expenditures from 2027 to 2030. Management presentations will begin at 9:00 a.m. ET and will be followed by a live question-and-answer session.

“40 years ago, we opened the first McDonald’s restaurant in Buenos Aires. Since then, Arcos Dorados has grown alongside the communities we serve while successfully navigating an ever-changing landscape of economic, cultural and consumer environments,” said Woods Staton. “Our focus remains on running great restaurants and giving guests more choices of when, where and how they experience McDonald’s. The scale and capabilities we have built provide a strong foundation for the next phase of profitable growth. We look forward to sharing our long-term priorities and financial framework with the investor community today.”

Participants from the investment community and other interested parties may access the live webcast through the Events section of the Company’s Investor Relations website.

Presentation slides will be available through the Investor Relations website, and a replay of the webcast will also be available following the event.

For more information, please contact:

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@mcd.com.uy	david.grinberg@mcd.com.uy

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About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick-service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and sub-franchise McDonald’s restaurants in 21 Latin American and Caribbean countries and territories with more than 2,500 restaurants, operated by the Company or by its sub-franchisees, that together employ more than 100,000 people as of June 30, 2026. The Company is also committed to the development of the communities in which it operates, providing young people with their first formal job opportunities and using its Recipe for the Future to support positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investor Relations section of its website: https://ir.arcosdorados.com/.

Non-GAAP Financial Measures

This press release includes Adjusted EBITDA, a non-GAAP financial measure. Management uses Adjusted EBITDA to facilitate comparisons of operating performance from period to period. Adjusted EBITDA is defined and reconciled to the most directly comparable GAAP financial measure in the Company’s financial disclosures available through its Investor Relations website.

The Company has not provided a reconciliation of its forward-looking Adjusted EBITDA growth ambition to the most directly comparable GAAP financial measure because certain information necessary to calculate such a reconciliation is not available without unreasonable effort due to the inherent difficulty of forecasting the timing or amount of certain items that would affect the reconciliation. Such items could be significant.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the Company’s long-term growth ambition, expected total revenue and Adjusted EBITDA growth, restaurant openings, capital expenditures and other plans for the 2027 through 2030 period. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Additional information regarding risks and uncertainties affecting Arcos Dorados is contained in the Company’s filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date of this release, and Arcos Dorados undertakes no obligation to update them except as required by applicable law.